Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

FINANCIAL STATEMENTS

December 31, 2025

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SEC FILE NUMBER
8-69718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bull Market Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 SW 7th Street, Suite 1405
(No. and Street)

Miami	Florida	33130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Colombo	312-718-2573	dcolombo@bullmarketus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Florida
County of Miami-Dade

OATH OR AFFIRMATION

I, Lautaro David Marra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bull Market Securities Inc, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. Produced Driver License as Identification

Notarized online using audio-video communication

Aileen Martinez
Aileen Martinez, Notary Public

ELECTRONIC NOTARY PUBLIC
STATE OF FLORIDA
Aileen Martinez
Electronic Notary Public
State of Florida
Commission #: HH 576072
Commission Expires: 07/28/2028

Signature: 03/26/2026

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Member(s) of Bull Market Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bull Market Securities Inc. (the "Company") as of December 31, 2025, and the related statements of operations, changes in Stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I (Computation of Net Capital Requirements Pursuant to Rule 15c3-1), II (Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3) and III (Information Relating to Possession or Control Requirements under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company Auditor since 2025.

New Delhi, India
March 31, 2026

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Financial Condition
December 31, 2025

December 31,		**2025**
Assets		
Cash	$	**470,149**
Deposit with clearing broker		**350,104**
Receivable from clearing broker		**300,507**
Other assets		**145,317**
Marketable securities		**307,052**
Operating lease right-of-use assets		**325,127**
Total assets	$	**1,898,256**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	**73,878**
Due to affiliate		**132,854**
Subordinated loan interest payable		**12,924**
Liabilities subordinated to claims of general creditors		**100,000**
Operating lease liability		**334,182**
Total liabilities		**653,838**
Stockholder's Equity		
Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding		**10**
Additional paid-in capital		**2,999,990**
Accumulated deficit		**(1,755,582)**
Total stockholder's equity		**1,244,418**
Total liabilities and stockholder's equity	$	**1,898,256**

The accompanying notes are an integral part of the financial statements.

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Operations
For the Year Ended December 31, 2025

December 31,		**2025**
Revenues		
Commissions	$	**1,009,188**
Riskless principal (Including $1,136,000 from Parent)		**2,428,564**
12b-1 distribution fees		**1,442**
Interest income		**276,630**
Other income		**223,305**
Total revenues		**3,939,129**
Expenses		
Professional fees		**1,071,448**
Compensation and benefits		**1,907,649**
Clearance and execution fees		**757,032**
Office and other expenses		**36,465**
Occupancy expense		**169,339**
Insurance and regulatory		**173,874**
Interest expense		**15,823**
Total expenses		**4,131,630**
Net loss before taxes		**(192,501)**
Income tax expense		**-**
Net loss	**$**	**(192,501)**

The accompanying notes are an integral part of the financial statements.

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
December 31, 2025

Balance at December 31, 2024	$	100,000
Changes on subordinated claims of general creditors - no changes		-
Balance at December 31, 2025	**$**	**100,000**

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Stockholder's equity, beginning of year	1,000	$ 10	$ 2,249,990	$ (1,563,081)	$ 686,919
Capital contributions	-	-	750,000	-	750,000
Net income	-	-	-	(192,501)	(192,501)
Stockholder's equity, end of year	1,000	$ 10	$ 2,999,990	$ (1,755,582)	$ 1,244,418

The accompanying notes are an integral part of the financial statements.

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Cash Flows
For the Year Ended December 31, 2025

December 31,	**2025**
Cash flows from operating activities:	
Net loss	$ **(192,501)**
Adjustments to reconcile net loss to net cash used by operating activities	
Interest on liabilities subordinated to claims of general creditors	**2,040**
Net amortization of lease asset and liability	**2,827**
Purchase of marketable securities	**(307,052)**
Changes in operating assets and liabilities	
Increase in deposit with clearing broker	**(103,625)**
Increase in receivable from clearing broker	**(160,375)**
Increase in accounts payable	**5,012**
Total adjustments	**(573,963)**
Net cash used by operating activities	**(766,464)**
Cash flows provided by financing activities:	
Capital contributions	**750,000**
Net cash provided by financing activities	**750,000**
Net decrease in cash	**(16,464)**
Balance, beginning of year	**486,613**
Balance, end of year	$ **470,149**
Supplemental disclosures of cash flow information:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1: NATURE OF OPERATIONS

Bull Market Securities, Inc. (the Company), is a Florida corporation registered as a broker/dealer with the Securities and Exchange Commission (SEC). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Goldon Company Trade S.A. (the Parent).

The Company primarily solicits foreign customers, specifically from Argentina. The customer composition is approximately 70% individuals and 30% institutions and corporations. The products that are offered by the firm are: US equities, American Depository Receipts, ETFs, Options, Offshore Mutual Funds and Foreign Fixed Income. The products are offered in an agency and riskless principal basis.

Since inception in October 2015, the Company has been dependent on its Parent to make capital contributions to support its startup and operations and to maintain compliance with SEC Rule 15c3-1. The Parent has committed to continue providing the necessary capital to the Company for it to maintain compliance with SEC Rule 15c3-1 and for it to continue to meet its obligations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less, which approximates fair value.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Clearing Broker

The Company's receivable from clearing broker includes amounts receivable from unsettled trades on behalf of customers, accrued interest receivables and cash deposits.

Credit Losses

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses* (ASC 326). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of that financial asset. Under ASC 326, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2025 of $313,297. There are no expected credit losses as of December 31, 2025.

Marketable Securities

Marketable securities consist of U.S. treasury bills and are classified as trading securities and recorded at fair value. The Company uses the specific identification method in determining realized gains and losses on the sale of securities. Net unrealized and realized gains and losses on marketable securities are reported in earnings.

Other assets

Other assets consist of accounts receivable, deposits, prepaid expense and furniture and equipment.

Furniture and Equipment

Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years. Furniture and equipment with a cost of $8,603 and related accumulated depreciation of $8,603 are included in other assets on the accompanying statement of financial condition. For the year ended December 31, 2025, depreciation expense amounted to $0.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification 842, *Leases* (ASC 842). The Company determines whether an arrangement contains a lease at inception based on control of the underlying asset and relevant facts and circumstances. The Company evaluates lease classification at inception

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (Continued)

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury over the period of the lease based on the information available at the commencement date in determining the present value of future payments. Leases with a lease term of 12 months or less at inception are not recorded on the Company's statement of financial condition and are expensed on a straight-line basis over the lease term in the Company's statement of operations.

Revenue Recognition

Revenue from contracts with customers includes commission income and riskless principal. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions – Commission revenue includes fees from mutual fund and securities transactions executed on behalf of customers. Commissions and related clearing expenses are recognized on the trade date, when the Company fulfills its performance obligation by executing the trade, establishing pricing, and transferring the risks and rewards of ownership.

Riskless principal – Revenue from riskless principal transactions is recognized on the trade date as the Company believes the performance obligation is fulfilled on that date.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

12b-1 distribution fees - The Company enters into arrangements with managed accounts or pooled investment vehicles to distribute shares to investors and may receive distribution fees upfront, over time, upon investor exit, or a combination thereof. The Company's performance obligation is the sale of securities, which is satisfied on the trade date. Fixed fees are recognized on the trade date, while variable fees are recognized when it is probable that a significant reversal will not occur. Due to uncertainty driven by future fund values and investor activity, variable consideration is typically recognized when such information becomes known (generally monthly or quarterly). Current-period revenue primarily relates to performance obligations satisfied in prior periods.

Interest income – The Company receives a monthly rebate from its clearing broker based on the monthly average balance of customers' debit balances and credit balances pursuant to the terms of the Company's clearing agreement. The Company believes that the performance obligation is met when the interest has been credited to the Company's account each month by its clearing broker.

Other income – Other income includes miscellaneous clearing agent fees, charges to customers which includes handling fees, ACAT revenue charges, postage income, etc. The Company believes that its performance obligation for fees is fulfilled on the trade date.

Income Taxes

The Company is treated as a C corporation for federal and state income tax purposes and is subject to income taxes at the entity level. Income tax expense includes current and deferred tax components. Current tax expense represents the amount of income taxes payable or refundable for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, using enacted tax rates. The Company evaluates the realizability of deferred tax assets and records a valuation allowance as necessary.

The Company accounts for uncertain tax positions in accordance with ASC 740 and recognizes tax benefits only when it is more likely than not that the position will be sustained upon examination. Interest and penalties related to income taxes are recognized in income tax expense.

Concentration of Credit Risk

The Company maintains cash at banks and other financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash, and believes that there is no significant risk with respect to these deposits.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Recent Accounting Pronouncements

There were no new accounting pronouncements relevant for the year ended December 31, 2025 that we believe would have a material impact on our financial position or results of operations.

NOTE 3: DEPOSIT WITH CLEARING BROKER

The Company has agreements with StoneX Financial Services Company, RQD Clearing, and Velocity Clearing, LLC to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts. The Company is required to maintain deposits of $150,000 with StoneX Financial Services Company, $250,392 with RQD Clearing, and $96,672 with Velocity Clearing, LLC. As of December 31, 2025, these deposit requirements were satisfied through cash and other securities held with the respective clearing firms.

NOTE 4: RECEIVABLE FROM CLEARING BROKER

Receivable from Clearing Broker results from the Company's normal securities transactions. As of December 31, 2025, the amount due from its current Clearing Broker was $300,507.

NOTE 5: LEASES

On July 1, 2021 the Company entered into a lease for new office space for 12 months with monthly lease payments of $3,600. The lease included a 1-year option to renew with a 3% annual increase. The lease was further extended on July 1, 2025 for 12 months with monthly lease payments of $5,150. Payments due under the lease contract includes fixed payments plus variable payments for taxes, insurance and common area maintenance. Upon execution of the lease extension on July 1, 2025, the Company increased the ROU asset to $53,352 and lease liability of $55,517 on the statement of financial condition. The present value was calculated utilizing the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury as of July 1, 2025 of 3.98%, based on the terms of the lease and the interest rate environment at the date of inception.

The Company entered into an office lease commencing April 1, 2024 for office space in New York City. The lease term is for 5 years with payments of $7,657 per month, escalating annually with finance payment due on April 1, 2029.

Office lease costs of $161,708 for the year ended December 31, 2025 are included in occupancy expenses on the accompanying statement of operations. For the year ended December 31, 2025, total cash paid for the leases was $164,372.

The components of office lease cost are as follows:

For the year ending December 31,	2025
Operating lease cost	$ 157,003
Variable lease cost	12,336
	$ 169,339

The future minimum rental payments are as follows:

For the year ending December 31,	2025
2026	$ 127,670
2027	99,673
2028	102,663
2029	25,854
	355,860
Less imputed interest	(21,678)
	$ 334,182

NOTE 6: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a 12-month subordinated loan agreement with the Bull Market Brokers S.A. (the Affiliate), which began on July 25, 2019 where the Affiliate loaned the Company $100,000 at an annual interest rate of 2%. The note automatically extends 12 months on the maturity date each year unless written notice is given by the lender. Principal and interest are due on July 25, 2026. As of December 31, 2025, the subordinated loan was $100,000.

NOTE 7: INCOME TAXES

The Company's provision for income taxes for the 2025 consists of the following:

For the years ended December 31,		**2025**
Current tax expense	$	-
Deferred tax expense		-
Total	$	-

The provision for income taxes differs from that computed by applying federal and state statutory rates to income before income tax expense due to net operating loss carryforwards utilized.

The Company has approximately $1,765,000 of Federal and State net operating loss carryforwards which have no expiration. Utilization of Federal net operating losses is limited to 80% of the Company's future taxable earnings.

As of December 31, 2025, the Company's deferred federal and state tax assets totaled approximately $453,000. Due to uncertainty regarding ultimate realization, the Company has recorded a full valuation allowance against these deferred tax assets, which increased approximately $48,000 during the year ended 2025. Any future realization of these tax benefits is dependent on future earnings and will be recognized as a reduction of income tax expense when realized.

The Company has no unrecognized tax benefits and has not recorded any related liabilities, interest, or penalties. Tax years ending December 31, 2022 and after remain open to examination.

NOTE 8: FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs, other than quoted prices, that are:
    - observable; or
    - can be corroborated by observable market data.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025.

U.S. Treasury bills: Valued using quoted pricing for treasuries. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

NOTE 8: FAIR VALUE MEASUREMENTS (Continued)

Assets and liabilities measured at fair value on a recurring basis, are summarized below:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
December 31, 2025				
U.S. Treasury bills	$ 307,052	$ -	$ -	$ 307,052
December 31, 20X1				
Equity securities	$ -	$ -	$ -	$ -

There were no transfers between level 1,2 or 3 investments during the year ended December 31, 2025.

NOTE 9: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with the Affiliate, which began on October 7, 2016 and was amended on November 1, 2017 where the Affiliate provides various services to the Company. For the year ended December 31, 2025, there were no shared services. The Company has $132,854 due to the Affiliate relating to this agreement at December 31, 2025.

During the year ended December 31, 2025, the Company received capital contributions from its parent company, a related party, totaling $750,000. No shares were issued in connection with these contributions, and the amounts were recorded entirely as additional paid-in capital. In addition, the Company earned $1,009,188 of riskless principal revenue from transactions with the parent during the year.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 32 to 1. At December 31, 2025, the Company had net capital of $1,196,030 which was $946,030 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .19 to 1.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies other than the office lease disclosed in Note 5 and the subordinated loan disclosed in Note 6.

NOTE 12: GOING CONCERN

The Company has an accumulated deficit at December 31, 2025. The Company's stockholder has agreed to provide additional capital to the Company as necessary for it to continue to operate and maintain compliance with minimum net capital requirements. Management expects the Company to continue as a going concern, and as such, these financial statements have been prepared on a going concern basis.

NOTE 13: REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which provides brokerage and investment services as an introducing broker for U.S. and South American clients. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in the summary of significant accounting policies.

NOTE 14: SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. No subsequent events noted.

SUPPLEMENTARY INFORMATION

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2025

December 31,	**2025**
Total stockholder's equity	**$ 1,244,418**
Additions	
Liabilities subordinated to claims of general creditors	**100,000**
Deductions	
Other assets	**145,317**
Net capital before haircuts on securities positions	**1,199,101**
Haircuts on securities	**3,071**
Net capital	**1,196,030**
Minimum net capital requirement (NOTE 10)	**250,000**
Excess net capital	**$ 946,030**

Schedule of Aggregated Indebtedness:

December 31,	**2025**
Accounts payable	**$ 73,878**
Due to affiliate	**132,854**
Subordinated loan interest payable	**12,924**
Excess lease liability over right-of-use assets	**9,055**
Aggregate indebtedness	**$ 228,711**
Ratio of aggregate indebtedness to net capital	**.19 to 1**

There are no material differences between the Company's computation of the net capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2025, as filed.

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the **Member(s) of Bull Market Securities, Inc.**

We have reviewed management's statement, included in the accompanying Bull Market Securities, Inc's Exemption Report, in which:

(1) Bull Market Securities, Inc (the "Company") identified the following provisions of 17 C.F.R. 240. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year from January 1, 2025 through December 31, 2025, without exception

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India
March 31, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India



175 SW 7th Street, Suite 1616

Miami, FL 33130

Bull Market Securities, Inc.'s Exemption Report

Bull Market Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year from January 1, 2025 through December 31, 2025, without exception.

Bull Market Securities, Inc.

_____

Lautaro Marra

I, Lautaro Marra, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Chief Executive Officer

Date: March 24th, 2026

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement on Exemption From the Computation of Reserve
Requirements and Information for Possession or Control
Requirements Under Rule 15c3-3
December 31, 2025

In accordance with the exempted provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.